SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D. C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One):

☒	ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES AND EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES AND EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number 000-32665

A.	Full title of the plan and address of the plan, if different from that of the issuer named below:

OGLEBAY NORTON INCENTIVE SAVINGS AND

STOCK OWNERSHIP PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

OGLEBAY NORTON COMPANY,

NORTH POINT TOWER,

1001 LAKESIDE AVENUE, 15TH FLOOR,

CLEVELAND, OHIO 44114

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2004 AND 2003

AND

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2004

FOR

ANNUAL REPORT ON FORM 11-K

OGLEBAY NORTON

INCENTIVE SAVINGS AND STOCK OWNERSHIP PLAN

CLEVELAND, OHIO

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

Oglebay Norton Incentive Savings and Stock Ownership Plan

December 31, 2004 and 2003 and Year ended December 31, 2004

with Report of Independent Registered Public Accounting Firm

Oglebay Norton Incentive Savings

and Stock Ownership Plan

December 31, 2004 and 2003 and

Year ended December 31, 2004

Report of Independent Registered Public Accounting Firm

Organization and Compensation Committee

  Oglebay Norton Company

We have audited the accompanying statements of net assets available for benefits of Oglebay Norton Company Incentive Savings and Stock Ownership Plan as of December 31, 2004 and 2003, and the related statements of changes in net assets available for benefits for the year ended December 31, 2004. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2004 and 2003, and the changes in its net assets available for benefits for the year ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2004 is presented for the purpose of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Cleveland, Ohio

June 24, 2005

/s/ Ernst & Young LLP

Oglebay Norton Incentive Savings

and Stock Ownership Plan

Statements of Net Assets Available for Benefits

	December 31
	2004	2003
Assets
Investments, at fair value:
Shares of registered investment companies	$18,820,931	$16,401,289
Collective investment trust	5,961,799	7,407,782
Oglebay Norton Company common stock	-0-	2,710,188
Participant loans	1,250,238	1,321,600
Money market fund	-0-	94,584
Self-directed brokerage accounts	22,408	71,631

	26,055,376	28,007,074

Cash	-0-	26
Receivables:
Contributions from employer	4,148	5,048
Contributions from employees	56,010	48,343
Accrued investment income	1,895	2,026

	62,053	55,417

	26,117,429	28,062,517

Liabilities
Excess contributions	73,019	—

	73,019	—

Net assets available for benefits	$26,044,410	$28,062,517

See notes to financial statements.

Oglebay Norton Incentive Savings

and Stock Ownership Plan

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2004

Additions
Investment income:
Interest and dividends	$364,197

Contributions:
Employer	159,056
Employee	1,923,422
Rollovers	8,915
Other	126

2,091,519

Total additions	2,455,716

Deductions
Net depreciation in fair value of investments	854,724

Distributions to participants	3,558,206
Administrative fees	60,893

Total deductions	4,473,823

Net decrease	(2,018,107)
Net assets available for benefits beginning of year	28,062,517

Net assets available for benefits end of year	$26,044,410

See notes to financial statements.

Oglebay Norton Incentive Savings

and Stock Ownership Plan

Notes to Financial Statements

December 31, 2004 and 2003 and

Year ended December 31, 2004

1. Status of Plan Sponsor

The Oglebay Norton Incentive Savings and Stock Ownership Plan (the “Plan”) sponsor is Oglebay Norton Company (the “Company”). On February 23, 2004, the Company and all of its direct and indirect wholly-owned subsidiaries filed voluntary petitions for reorganization under Chapter 11 of the United States Bankruptcy Code to pursue a financial restructuring that would permit the Company to reduce its indebtedness and provide more financial flexibility to implement its business strategy. The Company’s Plan of Reorganization (the “Plan of Reorganization”) was confirmed by the United States Bankruptcy Court for the District of Delaware (the “Bankruptcy Court”) on November 17, 2004. The Plan of Reorganization became effective and the Company legally emerged from Chapter 11 on January 31, 2005. However, the Company satisfied all material conditions precedent to the effectiveness of the Plan of Reorganization on December 27, 2004 and, therefore, used December 31, 2004 as the date for adopting Fresh-Start reporting in order to coincide with the Company’s normal financial closing for the month of December. For a comprehensive discussion of the Company’s bankruptcy, refer to the consolidated financial statements and notes thereto included in the Company’s 2004 Annual Report on Form 10-K/A.

The Company emerged from bankruptcy on January 31, 2005. There currently is only a limited public trading market for the Company’s common stock, par value $0.01 per share (the “common stock”), and Series A Convertible Preferred Stock, par value $0.01 per share (the “convertible preferred stock”). Common shares trade on the over the counter “Pink Sheets” under the symbol OGBY and convertible preferred shares trade on the over the counter “Pink Sheets” under the symbol OGBYP.

The Company intends to apply to list the convertible preferred stock and the common stock on The NASDAQ National Market as soon as practicable when the Company meets the listing requirements. Such securities did not qualify for listing at the time they were issued, and the Company cannot guarantee that such securities will ever be listed on The NASDAQ National Market. If the Company is not able to list such securities on The NASDAQ National Market, the Company intends to continue to cooperate with any registered broker-dealer who may seek to initiate price quotations for the convertible preferred stock and the common stock on the OTC Bulletin Board. However, the Company cannot guarantee that such securities will continue to be quoted on the OTC Bulletin Board or that an active trading market will exist.

Oglebay Norton Incentive Savings

and Stock Ownership Plan

Notes to Financial Statements (continued)

2. Plan Description

The following description of the Plan provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

The Plan is a defined contribution plan covering non-bargaining employees of Oglebay Norton Company and its Subsidiaries and past employees of the Company’s Velarde, El Paso and Columbus plants.

The Plan allows each participant to elect to contribute from 1% to 50% of base compensation. The contributions represent tax deferred compensation contributions and take the form of reductions in salary for income tax purposes.

The Company was required to contribute an amount equal to either 50% or 75% of a participant’s contribution, depending upon the participant’s employee group, up to a maximum of 8% of the participant’s compensation. Effective June 1, 2003, the Company suspended until further notice, the matching contributions for non-union Plan participants, except in the case of certain participants employed by Global Stone Corporation and each of its subsidiaries. Matching contributions will continue to be made for eligible Global Stone participants at a rate of 25% of the participant’s pre-tax contributions, based on the first 8% of the participant’s compensation. Company contributions are non-participant directed and prior to August 18, 2003 were invested in the Oglebay Norton Stock Fund. As of August 18, 2003 the Company discontinued its contribution of Oglebay Norton Company common stock to the Plan and to participant accounts. Subsequent to August 18, 2003, the Company contributions were made in cash to the Investment Fund.

Each participant’s account is credited with the participant’s contributions, Company matching contributions and Plan earnings. Participants are fully vested as to their contributions and earnings/losses thereon and vest ratably over the first three years of employment (33% after first year, 67% after second year, and 100% after three years) with respect to Company contributions made to the Plan and earnings/losses thereon.

Oglebay Norton Incentive Savings

and Stock Ownership Plan

Notes to Financial Statements (continued)

2. Plan Description (continued)

For participants withdrawing from the Plan, the unvested portion of Company contributions is forfeited and used to reduce future Company contributions. Participants withdrawing by reason of retirement or other specified circumstances fully vest upon such withdrawal.

The Company reserves the right, by action of its Board of Directors, to terminate the Plan at any time, subject to the provisions of the Employee Retirement Income Security Act of 1974. In the event of termination of the Plan, all interests of the participants as they exist at that time become fully vested and nonforfeitable and may be distributed immediately in whole or in part at the sole discretion of the trustee of the Plan.

Participants may borrow from their accounts. The loans are secured by the balance in the participant’s account and bear interest at a rate commensurate with local prevailing rates. The maximum loan repayment period is five years, unless the loan is for the purchase of a primary residence in which case the maximum term is ten years. The maximum loan balance is the lesser of $50,000 or 50% of the participant’s nonforfeitable account balance. The minimum loan amount is $1,000.

3. Significant Accounting Policies

The financial statements of the Plan are prepared on the accrual basis. The accounting records are maintained by the Plan administrator in conjunction with the trustee, who maintains the assets and distributes benefits.

The Plan’s investments are stated at fair value. The shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end. The fair value of the collective investment trust is determined by the trustee based on the market value of the underlying assets. The money market fund is stated at fair value as determined by the trustee. Participant loans are valued at their outstanding balances, which approximates fair value. Oglebay Norton Company stock was valued at the last reported sales price on the last business day of the Plan year.

Oglebay Norton Incentive Savings

and Stock Ownership Plan

Notes to Financial Statements (continued)

3. Significant Accounting Policies (continued)

In May 2004, the Plan Sponsor made a decision that it will no longer offer a Company stock fund as part of the Plan and that on July 1, 2004 all holdings of Company stock will be converted into an investment in the money market fund. Notification of this design change was provided to Plan participants to enable participants to reallocate funds previously allocated to the Company stock fund.

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

4. Investments

During 2004, the Plan’s investments (including investments purchased, sold, as well as held during the year) (depreciated) appreciated in fair value as follows:

Net Appreciation (Depreciation) in Fair Value of Investments
Shares of registered investment companies	$1,298,719
Collective investment trust	230,902
Oglebay Norton Company common stock	(2,387,476)
Self-directed brokerage account	3,131

$(854,724)

Oglebay Norton Incentive Savings

and Stock Ownership Plan

Notes to Financial Statements (continued)

4. Investments (continued)

The following is a summary of individual investments held by the Plan as of December 31, 2004 and 2003, which represent five percent or more of net assets available for benefits:

	December 31
	2004	2003
Oglebay Norton Company common stock*		$2,710,188
Schwab Stable Value Fund	$5,961,799	7,407,782

AIM Total Return Fund	2,238,086	2,114,638
Janus Fund	4,985,129	5,208,366
Loomis Sayles Small Cap Value Fund	1,837,392
Oakmark Fund	4,262,046	3,660,834
Schwab S&P 500 Investor Shares Fund	4,308,698	3,510,186

*	Non-participant directed

5. Non-participant Directed Investment

The Oglebay Norton Company common stock fund contained participant account balances that were both participant directed and non-participant directed. Because the fund contained balances that were non-participant directed, the entire fund was considered non-participant directed for disclosure purposes.

Oglebay Norton Incentive Savings

and Stock Ownership Plan

Notes to Financial Statements (continued)

5. Non-participant Directed Investment (continued)

Information about the net assets and the significant components of changes in net assets related to non-participant directed investments is as follows:

	December 31
	2004	2003
Net assets:
Investments, at fair value:
Money Market Fund	$-0-	$94,584
Oglebay Norton Company common stock	-0-	2,710,188
Employer contribution receivable	-0-	5,048

	$-0-	$2,809,820

Year ended December 31, 2004
Changes in net assets:

Interest and dividend income	$36
Employer contributions	10,410
Employee contributions	-0-
Rollover contributions	-0-
Loan activity, net	(641)
Net depreciation in fair value of common stock	(2,387,476)
Distributions to participants	(53,863)
Administrative fees	(412)
Transfers from fund, net	(377,874)

$(2,809,820)

Oglebay Norton Incentive Savings

and Stock Ownership Plan

Notes to Financial Statements (continued)

6. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated December 16, 2002, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (Code) and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.

7. Transactions with Parties-in-Interest

Transactions with parties-in-interest consist of purchases and sales of investment mediums sponsored by the trustee and shares of Company common stock held in the Oglebay Norton Stock Fund.

During 2004, certain fees for accounting, legal and trustee services were paid by the Company on behalf of the Plan. The fees paid by the Company to the trustee were based on customary and reasonable rates for such services.

8. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Oglebay Norton Incentive Savings

and Stock Ownership Plan

EIN: 34-1888342             Plan Number: 007

Schedule H, Line 4i—Schedule of Assets

(Held at End of Year)

December 31, 2004

Name of Issuer and Title of Issue	Shares, Units or Interest Rates	Cost**	Current Value
Registered Investment Companies:
AIM Total Return Fund	91,350		$2,238,086
Janus Fund	202,895		4,985,129
Lazard International Equity Fund	91,930		1,189,580
Loomis Sayles Small Cap Value Fund	70,805		1,837,392
Oakmark Fund	102,036		4,262,046
Schwab S&P 500 Investor Shares Fund*	231,277		4,308,698

Collective Investment Trust:
Schwab Stable Value Fund*	389,009		5,961,799

Participant loans*	5.0%-10.5%		1,250,238

Self-Directed Brokerage Accounts			22,408

			$26,055,376

*	Indicates party-in-interest to the Plan.
**	Cost is presented for non-participant directed investments only

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

OGLEBAY NORTON COMPANY

DATE: June 27, 2005	By:	/s/ Michael D. Lundin
Michael D. Lundin
President and Chief
Executive Officer
On behalf of the Registrant
as Principal Executive Officer

	By:	/s/ Julie A. Boland
Julie A. Boland
Vice President, Chief
Financial Officer and Treasurer
On behalf of the Registrant
as Principal Financial Officer

EXHIBIT INDEX

Exhibit Number	Exhibit Description
23	Consent of Independent Auditors